FULLER TUBB
                    A PROFESSIONAL LIMITED LIABILITY COMPANY
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
MICHAEL A. BICKFORD
     -----

OF COUNSEL:                                               THOMAS J. KENAN E-MAIL
THOMAS J. KENAN                                                kenan@ftpslaw.com
DAN M. PETERS

                                 March 13, 2007






Jorge Bonilla, Senior Staff Accountant
Division of Corporation Finance, MailStop 4561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-3561

ATTENTION WILSON K. LEE

                           Re:   Concierge Technologies, Inc.
                                 Form 10-KSB for fiscal year ended June 30, 2006 File No. 000-29913

Dear Mr. Bonilla:

As counsel to Concierge Technologies, Inc., I enclose Amendment No. 1 to its Form 10-KSB for the fiscal year ended June 30, 2006, in accordance with the instructions in your letter dated March 9, 2007. The following responses are made to your additional comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined copies as well as three plain copies of the filed version of the amendment.

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006
Financial Statements and Notes
Report of Independent Registered Accounting Firm, page 12

1. The third paragraph has now been amended to include an audit opinion on the 2005 consolidated statement of operations and cash flows.

Item 8A.  Controls and Procedures

2. We have added to this disclosure language stating that the officers have concluded the "procedures are effective and provide reasonable assurances . . ." of compliance with Release No. 33-8238.

Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                                     Sincerely,


                                                     /s/ Thomas J. Kenan

                                                     Thomas J. Kenan
                                                     e-mail:  kenan@ftpslaw.com

Enclosures

Copy:    Allen E. Kahn (w/enclosures)
         David W. Neibert. (w/enclosures)
         Hamid Kabani, C.P.A. (w/enclosures)